SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements and Supplemental Schedule
Cooper Cameron Corporation Retirement Savings Plan
As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Cooper Cameron Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
To Participants and Plans Administration Committee
Cooper Cameron Corporation Retirement Savings Plan
     We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan (the “Plan”), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United State of America.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Grant Thornton LLP
Houston, Texas
June 8, 2006

Cooper Cameron Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets:
Employer contributions receivable	$2,290,649	$1,122,418
Employee contributions receivable	32	—
Investments:
Participant loans	9,331,291	7,965,318
Plan interest in Cooper Cameron Corporation Master Trust for Defined Contribution Plans	390,946,743	324,036,118

Net assets available for benefits	$402,568,715	$333,123,854

The accompanying notes are an integral part of these statements.

Cooper Cameron Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Employer contributions	$12,179,202
Employee contributions	18,299,800
Rollovers	1,333,529
Interest from participant loans	591,742
Net investment gain from Cooper Cameron Corporation Master Trust for Defined Contribution Plans	57,067,030

Total additions	89,471,303

Deductions:
Administrative fees	(400,293)
Benefits paid to participants	(26,652,617)

Total deductions	(27,052,910)

Other changes in net assets:
Transfer of net assets from plans of acquired entities and other	7,026,468

Total other changes in net assets	7,026,468

Net increase	69,444,861

Net assets available for benefits at:
Beginning of year	333,123,854

End of year	$402,568,715

The accompanying notes are an integral part of these statements.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
Cooper Cameron Corporation Retirement Savings Plan (the “Plan”) is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the “Company”) with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code (“IRC”). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Prior to April 30, 2003, Plan participants could elect to make pretax contributions of 1% to 16% of compensation. Effective May 1, 2003, the employee pretax contribution limit was increased from 16% to 20% of compensation. Effective January 1, 2006, the employee pretax contribution limit was increased from 20% to 50% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3% and 50% of additional employee contributions between 3% and 6%. The Company does not provide a matching contribution for employee contributions in excess of 6%.
Prior to June 1, 2004, the Company’s matching contributions consisted of shares of Company stock, which were invested in the Cooper Cameron Stock Fund. Effective June 1, 2004, the Company began making all matching contributions in cash which are allocated among the investment fund options that have been selected by each employee. Participants are 100% vested in the Company’s matching contributions. All participants, regardless of age, have an unrestricted ability to immediately reallocate their matching accounts between investment funds offered by the Plan.
In addition to the matching contributions, the Company continues to make retirement contributions to specific employees of certain Participating Units as defined in the Plan who were hired prior to May 1, 2003. The retirement contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties were performed. Participants who receive retirement contributions from the Company and who had three or more years of service as of May 1, 2003, become 33% vested in those contributions after three years, 67% vested after four years and 100% vested after five years. Participants who receive retirement contributions but who did not have three years of service as of May 1, 2003, become 100% vested in those contributions upon completion of five years of service (five-year cliff vesting). The Company’s retirement contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. In 2005, forfeited nonvested accounts totaling $151,475 were used to reduce employer contributions.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Effective May 1, 2003, the Plan was amended to eliminate the retirement contribution feature of the Plan and to provide for a profit-sharing contribution equal to 2% of eligible compensation for all participants hired by the Company or any participating affiliate on or after May 1, 2003. The profit-sharing contributions, which become 100% vested following completion of five years of service, will be made for each plan year in which the Company meets or exceeds its financial objectives, as established and determined at the sole discretion of the Company’s Board of Directors. For 2005, the Company approved a profit-sharing contribution in the amount of $1,127,189, which was made in 2006. For 2004, a profit sharing contribution in the amount of $440,091 was approved and was made in 2005.
Any participant who is receiving compensation other than severance pay from the Company and who has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant’s benefit and shall be held and reflected in the separate accounts of such participant as a charge against their account for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their retirement contributions.
More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Accounting Principles
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Employer matching and profit sharing contributions are recorded in the period in which the related employee services are rendered.
Benefit payments to participants are recorded upon distribution.
Investments
The Plan’s investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the “Master Trust”). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2005 and 2004.

	Beneficial Interest at
	December 31,
	2005	2004

Cooper Cameron Stock Fund	99.31%	99.47%
PRIMCO Stable Value Fund	95.75	95.79
PIMCO Total Return Administrative Shares Fund	94.80	93.95
Washington Mutual Investors Fund/A	94.68	94.43
Growth Fund of America/A	96.39	96.14
Franklin Balance Sheet Investment Fund/A	95.88	95.92
Lord Abbett Developing Growth Fund/A	95.76	95.51
EuroPacific Growth Fund/A	95.53	95.63
Real Estate Fund	100.00	100.00
State Street Bank S&P 500 Index Fund	97.65	97.06

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.
The Master Trust’s investments in securities traded on national securities exchanges or in the over-the-counter market are stated at fair value which equals their quoted market price on the last business day of the plan year. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at its estimated fair value based on the most recent independent appraisal.
The PRIMCO Stable Value Fund is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts and in guaranteed investment contracts. These contracts have varying yields and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Risks and Uncertainties
The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.
Participant Loans
Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections. Participant loans are reported at their current outstanding principal balance, which approximates fair value.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
The following tables present the fair value of investments for the separate investment accounts of the Master Trust:

	Cooper	Washington						PIMCO Total	Franklin	Lord Abbett
	Cameron	Mutual	PRIMCO			State Street		Return	Balance Sheet	Developing
	Stock	Investors	Stable Value	Growth Fund	Real Estate	Bank S&P 500	Fidelity Growth	Administrative	Investment	Growth	EuroPacific
December 31, 2005	Fund	Fund/A	Fund	of America/A	Fund	Index Fund	Company Fund	Shares Fund	Fund/A	Fund/A	Growth Fund/A	Total

Assets:
Cash	$176,878	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$176,878
Net unsettled sales of investments	79,616	—	—	—	—	—	—	—	—	—	—	79,616
Income receivable	2,346,558	—	—	—	—	—	—	—	—	—	—	2,346,558
Investments at fair value as determined by quoted market prices:
Money market funds	335,385	—	—	—	484,543	—	—	—	—	—	—	819,928
Cash Management Trust of America	—	—	1,615,148	—	—	—	—	—	—	—	—	1,615,148
Cooper Cameron Corporation Common Stock	103,353,527	—	—	—	—	—	—	—	—	—	—	103,353,527
Washington Mutual Investors Fund/A	—	42,556,162	—	—	—	—	—	—	—	—	—	42,556,162
Growth Fund of America/A	—	—	—	37,949,712	—	—	—	—	—	—	—	37,949,712
Fidelity Growth Company Fund	—	—	—	—	—	—	2,052,653	—	—	—	—	2,052,653
State Street Bank S&P 500 Index Fund	—	—	—	—	—	25,571,523	—	—	—	—	—	25,571,523
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	45,375,946	—	—	—	45,375,946
Franklin Balance Sheet Investment Fund/A	—	—	—	—	—	—	—	—	39,092,396	—	—	39,092,396
Lord Abbett Developing Growth Fund/A	—	—	—	—	—	—	—	—	—	16,881,036	—	16,881,036
EuroPacific Growth Fund/A	—	—	—	—	—	—	—	—	—	—	28,745,614	28,745,614
Investments at estimated fair value or contract value:
INVESCO Group Trust for Retirement Savings	—	—	62,735,056	—	—	—	—	—	—	—	—	62,735,056
Participant loans	9,367,134	—	—	—	—	—	—	—	—	—	—	9,367,134
Real estate	—	—	—	—	165,000	—	—	—	—	—	—	165,000

Total investments	113,056,046	42,556,162	64,350,204	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	416,280,835

Total assets	115,659,098	42,556,162	64,350,204	37,949,712	649,543	25,571,523	2,052,653	45,375,946	39,092,396	16,881,036	28,745,614	418,883,887

Liabilities:
Other payables	123,681	—	—	—	—	—	—	—	—	—	—	123,681
Net unsettled purchases of investments	393,730	—	—	—	—	—	—	—	—	—	—	393,730

Net assets available to participating plans	$115,141,687	$42,556,162	$64,350,204	$37,949,712	$649,543	$25,571,523	$2,052,653	$45,375,946	$39,092,396	$16,881,036	$28,745,614	$418,366,476

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)

	Cooper	Washington						PIMCO Total	Franklin	Lord Abbett
	Cameron	Mutual	PRIMCO			State Street		Return	Balance Sheet	Developing
	Stock	Investors	Stable	Growth Fund of	Real Estate	Bank S&P 500	Fidelity Growth	Administrative	Investment	Growth	EuroPacific
December 31, 2004	Fund	Fund/A	Value Fund	America/A	Fund	Index Fund	Company Fund	Shares Fund	Fund/A	Fund/A	Growth Fund/A	Total

Assets:
Cash	$191,066	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$191,066
Net unsettled sales of investments	495,538	—	—	—	—	—	—	—	—	—	—	495,538
Investments at fair value as determined by quoted market prices:
Money market funds	8,598	—	—	—	516,774	—	—	—	—	—	—	525,372
Cash Management Trust of America	—	—	2,080,481	—	—	—	—	—	—	—	—	2,080,481
Cooper Cameron Corporation Common Stock	74,793,909	—	—	—	—	—	—	—	—	—	—	74,793,909
Washington Mutual Investors Fund/A	—	38,026,641	—	—	—	—	—	—	—	—	—	38,026,641
Growth Fund of America/A	—	—	—	30,292,833	—	—	—	—	—	—	—	30,292,833
Fidelity Growth Company Fund	—	—	—	—	—	—	2,196,529	—	—	—	—	2,196,529
State Street Bank S&P 500 Index Fund	—	—	—	—	—	24,483,767	—	—	—	—	—	24,483,767
PIMCO Total Return Administrative Shares Fund	—	—	—	—	—	—	—	40,780,366	—	—	—	40,780,366
Franklin Balance Sheet Investment Fund/A	—	—	—	—	—	—	—	—	32,029,520	—	—	32,029,520
Lord Abbett Developing Growth Fund/A	—	—	—	—	—	—	—	—	—	12,513,676	—	12,513,676
EuroPacific Growth Fund/A	—	—	—	—	—	—	—	—	—	—	20,577,690	20,577,690
Investments at estimated fair value or contract value:
Investment contracts	—	—	4,161,490	—	—	—	—	—	—	—	—	4,161,490
INVESCO Group Trust for Retirement Savings	—	—	55,363,729	—	—	—	—	—	—	—	—	55,363,729
Real estate	—	—	—	—	165,000	—	—	—	—	—	—	165,000

Total investments	74,802,507	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	337,991,003

Total assets	75,489,111	38,026,641	61,605,700	30,292,833	681,774	24,483,767	2,196,529	40,780,366	32,029,520	12,513,676	20,577,690	338,677,607

Liabilities:
Other payables	53,824	—	—	—	—	—	—	—	—	—	—	53,824
Net unsettled purchases of investments	160,927	—	—	—	—	—	—	—	—	—	—	160,927

Net assets available to participating plans	$75,274,360	$38,026,641	$61,605,700	$30,292,833	$681,774	$24,483,767	$2,196,529	$40,780,366	$32,029,520	$12,513,676	$20,577,690	$338,462,856

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

	Net
	Appreciation	Interest and
Year ended December 31, 2005	(Depreciation)	Dividends	Total

Cooper Cameron Stock Fund	$36,076,659	$10,272	$36,086,931
Fidelity Growth Company Fund	216,651	392	217,043
PRIMCO Stable Value Fund	—	3,069,199	3,069,199
PIMCO Total Return Administrative Shares Fund	(787,319)	1,918,764	1,131,445
Washington Mutual Investors Fund/A	110,371	1,388,870	1,499,241
Growth Fund of America/A	4,190,945	504,565	4,695,510
Franklin Balance Sheet Investment Fund/A	2,089,468	1,775,967	3,865,435
Lord Abbett Developing Growth Fund/A	1,556,293	198,972	1,755,265
EuroPacific Growth Fund/A	3,550,487	1,361,028	4,911,515
Real Estate Fund	—	12,534	12,534
State Street Bank S&P 500 Index Fund	1,169,278	—	1,169,278

	$48,172,833	$10,240,563	$58,413,396

Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $424,415 for the year ended December 31, 2005.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Separate Investment Accounts of the Cooper Cameron Corporation Master Trust (continued)
PRIMCO Stable Value Fund (“Stable Value Fund”)
The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.
Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2005, the interest crediting rates for all investment contracts range from 3.8% to 5.7%. At December 31, 2004, the interest crediting rates for all investment contracts ranged from 1.70% to 6.99%.
For 2005 and 2004, the average annual yields for the investment contracts in the Stable Value Fund were 4.79% and 4.62%, respectively. At December 31, 2005 and 2004, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 99.46% and 102%, respectively, of contract value. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund’s cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.
4. Transfer of Net Assets From Plans of Acquired Entities and Other
On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco International, Inc., a Houston, Texas-based supplier of oil and gas separation products. In connection with this acquisition, the Petreco International, Inc. 401(k) Profit Sharing Plan was merged into the Cooper Cameron Corporation Retirement Savings Plan on January 1, 2005.

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Transfer of Net Assets From Plans of Acquired Entities and Other (continued)
On February 1, 2005, the Company merged the Cooper Cameron Corporation Savings Investment Plan for Hourly Employees, which covered employees at its Brookshire, Texas facility, into the Cooper Cameron Corporation Retirement Savings Plan.
On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corporation (PCC). Certain former United States employees of PCC were participants in the AOP Industries, Inc. 401(k) Plan which was merged into the Cooper Cameron Corporation Retirement Savings Plan on April 8, 2005.
Total net assets of $7,026,468 from these predecessor plans was transferred to the Cooper Cameron Corporation Retirement Savings Plan during the year ended December 31, 2005.
5. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated November 26, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, continues to be qualified and the related trust remains tax exempt.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to respective Forms 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$402,568,715	$333,123,854
Amounts allocated to withdrawing participants	(307,969)	(14,328)

Net assets available for benefits per the Form 5500	$402,260,746	$333,109,526

Cooper Cameron Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

Benefits paid to participants per the financial statements	$26,652,617
Less: Amounts allocated to withdrawing participants at December 31, 2004	(14,328)
Add: Amounts allocated to withdrawing participants at December 31, 2005	307,969

Benefits paid to participants per Form 5500	$26,946,258

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.
7. Subsequent Events
On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (NuFlo), a Houston, Texas-based supplier of metering and related flow measurement equipment. Additionally, on November 30, 2005, the Company completed the acquisition of substantially all of the businesses included within the Flow Control segment of Dresser, Inc. In connection with these acquisitions, the NuFlo Technologies, Inc. 401(k) Plan was merged into the Cooper Cameron Corporation Retirement Savings Plan, effective January 1, 2006. Additionally, assets associated with the former Dresser employees included in the Dresser, Inc. Retirement and Savings Plan, were transferred to the Cooper Cameron Corporation Retirement Savings Plan, effective January 1, 2006. Assets transferred from these two plans at the beginning of 2006 totaled $19,887,000.
On May 5, 2006, the stockholders of the Company approved a change in the Company’s name to Cameron International Corporation.

Supplemental Schedule

Cooper Cameron Corporation Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 76-0451843 PN: 003
December 31, 2005

Identity of Issuer	Description of Investment	Current Value

* Participant loans	Interest rates ranging from 5.0% to 11.00%
	with varying maturity dates	$9,331,291

		$9,331,291

*Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Jane C. Schmitt

By:	Jane C. Schmitt
Member of the Plans Administration
Committee

Date: June 26, 2006

Exhibit Index

Exhibit 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM